AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                               FEBRUARY 11, 2010.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

   TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

        MBIA CAPITAL/CLAYMORE MANAGED DURATION INVESTMENT GRADE MUNICIPAL
                                      FUND

                       (Name of Subject Company (issuer))

        MBIA CAPITAL/CLAYMORE MANAGED DURATION INVESTMENT GRADE MUNICIPAL
                                      FUND

                        (Name of Filing Person (offeror))

                      COMMON SHARES OF BENEFICIAL INTEREST,
                           PAR VALUE $0.001 PER SHARE

                         (Title of Class of Securities)

                                    55266X209

                      (CUSIP Number of Class of Securities)

                             KEVIN M. ROBINSON, ESQ.
                            2455 CORPORATE WEST DRIVE
                              LISLE, ILLINOIS 60532
                                 (630) 505-3700

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    COPY TO:
                              SARAH E. COGAN, ESQ.
                         SIMPSON THACHER & BARTLETT LLP
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 455-2000

                            CALCULATION OF FILING FEE

======================================= ========================================
TRANSACTION VALUE                       AMOUNT OF FILING FEE
--------------------------------------- ----------------------------------------
$15,986,253 (a)                         $1,139.82 (b)
--------------------------------------- ----------------------------------------

(a) Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate market value for 1,190,339 common shares in the offer, based on the average of the high and low prices on February 5, 2010 of $13.68 as reported on the New York Stock Exchange.

(b) Calculated at $71.30 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

| | Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount Previously Paid:              Not applicable
         Form or Registration No.:            Not applicable
         Filing Party:                        Not applicable
         Date Filed:                          Not applicable

| | Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

         | |      third party tender offer subject to Rule 14d-1

         |X|      issuer tender offer subject to Rule 13e-4

         | |      going-private transaction subject to Rule 13e-3

         | |      amendment to Schedule 13D under Rule 13d-2

         Check the following box if the filing is a final amendment reporting the results of the tender offer. | |

Item 12. Exhibits

Item 13. Information Required By Schedule 13E-3

Signature

Exhibit (a)(1)(i):     Offer to Repurchase, dated February 11, 2010

Exhibit (a)(1)(ii):    Form of Letter of Transmittal

Exhibit (a)(1)(iii):   Form of Notice of Guaranteed Delivery

Exhibit (a)(1)(iv):    Form of Letter to Brokers, Dealers, Commercial Banks,
                       Trust Companies and Other Nominees

Exhibit (a)(1)(v):     Form of Letter to Clients of Brokers, Dealers, Commercial
                       Banks, Trust Companies and Other Nominees

Exhibit (a)(i)(vi):    Form of Letter to Shareholders

Exhibit (a)(5)(i):     Press release issued on November 27, 2009

Exhibit (a)(5)(ii):    Press release issued on February 11, 2010

Exhibit (e):           Settlement agreement dated as of November 25,
                       2009, by and among Arthur D. Lipson, Robert Ferguson,
                       Scott Franzblau, Western Investment LLC, Western
                       Investment Hedged Partners L.P., Western Investment
                       Activism Partners LLC, Western Investment Total Return
                       Partners L.P., Western Investment Total Return Fund
                       Ltd., Benchmark Plus Institutional Partners L.L.C.,
                       Benchmark Plus Partners L.L.C. and Benchmark Plus
                       Management, L.L.C., and all of their respective directors, officers and Affiliates (as defined in Rule
                       405 under the Securities Act of 1933, as amended)
                       (collectively, "Western") and the Fund. Incorporated by reference to Exhibit 99.2 to Schedule 13D/A of Western
                       Investments LLC filed with the Securities and Exchange
                       Commission on December 4, 2009.

ITEMS 1 THROUGH 11

         This Issuer Tender Offer Statement on Schedule TO relates to an offer by MBIA Capital/Claymore Managed Duration Investment Grade Municipal Fund, a Delaware statutory trust (the "Fund"), to repurchase up to 1,190,339 (approximately 15%) of its issued and outstanding common shares of beneficial interest, par value $0.001 per share (the "Common Shares"), upon the terms and subject to the conditions set forth in the Fund's Offer to Repurchase dated February 11, 2010 and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The price to be paid for the Common Shares is an amount per share, net to the seller in cash, equal to 98% of the net asset value per share as determined by the Fund at the close of regular trading on the New York Stock Exchange on March 15, 2010, or such later date to which the Offer is extended.

         This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

         The information set forth in the Offer to Repurchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of Schedule TO.

ITEM 12. EXHIBITS

         (a)(1)(i)         Offer to Repurchase, dated February 11, 2010.

         (a)(1)(ii)        Form of Letter of Transmittal.

         (a )(1)(iii)      Form of Notice of Guaranteed Delivery.

         (a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(1)(v) Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(i)(vi)        Form of Letter to Shareholders.

         (a )(2)           None.

         (a )(3)           Not Applicable.

         (a )(4)           Not Applicable.

         (a)(5)(i)         Press release issued on November 27, 2009.

         (a)(5)(ii)        Press release issued on February 11, 2010.

         (b)               None.

         (d)               None.

         (e) Settlement Agreement dated as of November 25, 2009, by and among Western and the Fund. Incorporated by reference to Exhibit 99.2 to Schedule 13D/A of Western Investments LLC filed with the Securities and Exchange Commission on December 4, 2009.

         (g)               None.

         (h)               None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not Applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               MBIA CAPITAL/CLAYMORE MANAGED DURATION INVESTMENT GRADE MUNICIPAL FUND

                               By:    /s/ J. Thomas Futrell
                                     -------------------------------------
                                     Name: J. Thomas Futrell
                                     Title: Chief Executive Officer
                                     Dated: February 11, 2010